02038463

333-10886
3-31-02

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer Pursuant to Rule 13a-16 or 15d-16
Of the Securities Exchange Act of 1934

Press Release Related to Results
For the 12 Months ended December 31, 2001
and the First Quarter ended March 31, 2002

Commission file number
333-10886

Dunlop Standard Aerospace Holdings plc
(Exact name of registrant as specified in its charter)

Holbrook Lane
Coventry CV6 4AA
United Kingdom
(Address of principal executive offices and zip code)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F. Form 20-F |X| Form 40-F | |

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934
Yes | | No | |

This Form 6-K Report of Foreign Issuer is incorporated by reference into the Registration Statement on Form S-8 of Dunlop Standard Aerospace Holdings plc (Registration No. 3599235) and the Registration Statement on Form F-4 of Dunlop Standard Aerospace Holdings plc.
(Registration No. 333-10886).

David Unruh
Chief Financial Officer
Dunlop Standard Aerospace Holdings plc

June 3, 2002

ACCESSION NUMBER:
CONFORMED SUBMISSION TYPE: 6-K
PUBLIC DOCUMENT COUNT: 1
CONFORMED PERIOD OF REPORT: 2001 12 31
FILED AS OF DATE: 2002 06 03

FILER:

COMPANY DATA:
COMPANY CONFORMED NAME: DUNLOP STANDARD AEROPSPACE HOLDINGS PLC
CENTRAL INDEX KEY:
STANDARD INDUSTRIAL CLASSIFICATION: 4581f / 3724
IRS NUMBER: N/A
STATE OF INCORPORATION: FOREIGN ISSUER
FISCAL YEAR END: 12/31

FILING VALUES:
FORM TYPE: 6-K
SEC ACT: SECTION 8 (a) OF THE SECURITIES ACT OF 1933
SEC FILE NUMBER: 333-10886

BUSINESS ADDRESS:
STREET 1: HOLBROOK LANE
STREET 2:
CITY: COVENTRY
STATE: CV6 4AA, UNITED KINGDOM
BUSINESS PHONE: 204-987-8860 (Canada)

MAIL ADDRESS:
STREET 1: C/O Ste. 500 – 1780 WELLINGTON AVENUE
CITY: WINNIPEG
STATE: MANITOBA, CANADA R3H 1B3

Dunlop Standard Aerospace Holdings plc - Full Year 2001 Results and First Quarter 2002

London, England – June 3rd /PRNewswire/ --

Dunlop Standard Aerospace Holdings plc today reported sales and operating results for the full year ended December 31, 2001 and for the first quarter of 2002.

Consolidated sales for full year 2001 increased 15.8% to £444.9 million from £384.1 million recorded in the full year 2000. Consolidated EBITDA for the year ended December 31, 2001 increased 13.4% over full year 2000, at £94.2 million and £83.0 million, respectively.

Consolidated sales for the quarter ended March 31, 2002 increased 1.7% to £111.3 million, compared to £109.4 million recorded in the first quarter of 2001. For the first quarter of 2002, consolidated EBITDA was largely unchanged at approximately £21.9 million for the first quarter of both 2001 and 2002.

BUSINESS DISCUSSION

Full Year 2001:

In 2001 sales of our Engine Repair and Overhaul Division increased 19.9% to £291.7 million from £243.4 million in 2001. The majority of this growth related to regional jet engine servicing as more of these aircraft entered service and more engines of the models we service accumulated the number of flying hours at which an overhaul is mandated by regulatory authorities. Military transport service sales also grew due to increased volumes under our Lockheed Martin / Kelly Air Force Base contract. These increases were partially offset by revenue reduction in commercial turboprop servicing resulting from a reduction in flying hours of U.S. commercial turboprops, as a number of carriers switched to regional jets for more of their short-haul routes. Full year 2001 Engine Repair and Overhaul Division EBITDA increased 14.3% to £30.7 million from £26.8 million in 2000. The improved EBITDA performance reflected sales increases.

The Company's Design and Manufacturing Division reported 2001 annual sales of £153.2 million compared to £140.7 million in 2000, representing an increase of 8.9%. This increase was primarily due to increases in sales of wheel and brakes including sales for the Avro RJ, Hawker 800 and Gulfstream V programmes. Full year 2001 EBITDA from Design and Manufacturing businesses increased 13.1% to £63.5 million from £56.1 million in 2000 primarily reflecting sales increases.

For the full year 2001, the Company recorded net income of £20.8 million compared to a net income of £17.4 million recorded in the prior year, reflecting the improved operating performance.

First Quarter 2002

In the first quarter of 2002 the Company's Engine Repair and Overhaul Division's unaudited sales were £76.6 million compared to £72.6 million recorded in the 2001 first quarter, representing an increase of 5.5%. This increase reflected strong regional airline, helicopter, and military volumes in the first quarter of 2002. EBITDA for the Engine Repair and Overhaul Division increased 16.0% to £8.5 million in the 2002 first quarter, compared to £7.2 million recorded in the prior year first quarter. This improvement reflected higher volumes in the regional airline, helicopter and military markets.

The Company's Design and Manufacturing Division reported 2002 unaudited first quarter sales of £34.7 million, compared to £36.8 million reported in the prior year first quarter, representing a decrease of 5.8%. Although wheel and brake sales increased over the first quarter of 2001, orders for new manufactured OEM engine parts, particularly for large commercial aircraft, dropped off during the fourth quarter of 2001. This decline in orders was reflected in lower sales of these parts during the first quarter of 2002. Design and Manufacturing Division EBITDA for the first quarter of 2002 decreased to £13.4 million compared to £14.7 million for the first quarter of 2001, representing a decrease of 9.0%. Our Design and Manufacturing Division EBITDA for the first quarter of 2002 declined by a higher percentage than sales as we retained much of our fixed cost base for staffing for new programme proposal development activity.

The Company reported unaudited net income of £4.0 million for its first quarter ended March 31, 2002, compared to a net income of £4.8 million recorded in the prior year first quarter. The primary reason for this decline was higher finance expenses in the first quarter of 2002 as compared with the first quarter of 2001 related to one-off costs associated with renegotiation of the credit facility, an agreed 0.25% increase in the margin on the bank facilities, and higher derivative contract expenses.

CEO COMMENTS

David Shaw, Dunlop Standard Aerospace CEO, said, "2001 was another excellent year for Dunlop Standard Aerospace. The year was highlighted by two major wins – the Design and Manufacturing Division, in partnership with Honeywell, was selected to provide the wheels and brakes for the Joint Strike Fighter, and the Engine Repair and Overhaul Division entered into a contract with GE Engine Service, Inc. under which Standard Aero became the first independent North American Authorized CF34™ Service Provider. During 2001 we also started to supply wheels, brakes, and braking systems for the Eurofighter Typhoon programme. Recently, our Design and Manufacturing Division, in partnership with Honeywell, was selected to provide the wheels and brakes for the new Airbus A380 programme."

Dunlop Standard Aerospace is a leading integrated supplier of aftermarket parts and services to the global aerospace and defense industry. We operate a diversified business portfolio through two divisions: Our engine repair and overhaul division provides comprehensive repair and overhaul services on a wide range of small- to medium-sized gas turbine engines. Our design and manufacturing division provides a wide variety of precision-engineered and specialized parts, sub-systems and systems for use primarily in the aerospace and defense industry, including wheels, brakes and braking systems, heat exchangers, engine parts and rubber polymer products. We have operations around the world, with our largest facilities in the United Kingdom, Canada and the United States.

Investor Contact: David Unruh, CFO 204-987-8864

The statements made in this press release which are not historical facts may be deemed forward looking statements, and, as such, are subject to certain risks and uncertainties, including statements with respect to the Company's long-term outlook; growth prospects; the ability to improve operating efficiencies and to further reduce expenses. It is important to note that results could differ materially from those projected in such forward-looking statements. Factors which could cause results to differ materially include, but are not limited to the following: delays in new product introductions, lack of market acceptance for new products, changes in demand for the Company's products, changes in market trends, general competitive pressures from existing and new competitors, adverse changes in operating performance, changes in interest rates, and adverse economic conditions which could affect the amount of cash available for debt servicing and capital investments. Further information concerning factors that could cause actual results to differ materially from those in the forward-looking statements are contained from time to time in the Company's SEC filings, including but not limited to the Company's report on Form 6-K for June 30 and September 30, 2001. Copies of these filings may be obtained by contacting the Company or the SEC.

All amounts contained in this press release and in the tables which follow were calculated in accordance with U.K. generally accepted accounting principles which vary in certain significant respects from U.S. generally accepted accounting principles. All quarterly information is unaudited, and certain of the comparative financial information has been restated to conform to the current presentation.

TABLES TO FOLLOW

DUNLOP STANDARD AEROSPACE HOLDINGS plc
Condensed Consolidated Statements of Operations
(Unaudited)
(Amounts in millions of £'s)

For the Years Ended December 31, 2001 and 2000
and the Quarters Ended March 31, 2002 and 2001

	2002 Q1	2001 Q1	2001 Full Year	2000 Full Year
Revenues	**£111.3**	**£109.4**	**£444.9**	**£384.1**
Cost of sales	80.0	77.1	311.0	257.1
Gross margin	**31.3**	**32.3**	**133.9**	**127.0**
Selling, general and administrative expenses	14.1	14.8	58.2	57.7
EBIT	**17.2**	**17.5**	**75.7**	**69.3**
Interest expense	10.6	9.2	39.8	38.4
Amortization of deferred finance costs	0.5	0.5	2.1	2.3
Finance expense	11.1	9.7	41.9	40.7
Profit before income tax	**6.1**	**7.8**	**33.8**	**28.6**
Income tax	2.1	3.0	13.0	11.2
Net earnings after income tax	**£4.0**	**£4.8**	**£20.8**	**£17.4**

DUNLOP STANDARD AEROSPACE HOLDINGS plc
Supplemental Segment Data
(Unaudited)
(Amounts in millions of £'s)

	Quarter Ended March 31,		Year Ended December 31,	
	2002	**2001**	**2001**	**2000**
SALES				
R&O	£76.6	£72.6	£291.7	£243.4
Design & Manufacturing	34.7	36.8	153.2	140.7
Total	£111.3	£109.4	£444.9	£384.1
EBITDA				
R&O	£8.5	£7.2	£30.9	£27.0
Design & Manufacturing	13.4	14.7	63.3	56.0
Total	£21.9	£21.9	£94.2	£83.0
EBIT				
R&O	£6.2	£5.3	£22.8	£21.1
Design & Manufacturing	11.0	12.2	52.9	48.2
Total	£17.2	£17.5	£75.7	£69.3
Sales Growth vs Prior Period				
R&O	5.5%	42.6%	19.9%	22.6%
Design & Manufacturing	(5.8)%	13.2%	8.9%	10.7%
Total	1.7%	31.1%	15.8%	17.9%
EBITDA Growth vs Prior Period				
R&O	16.0%	18.0%	14.4%	38.5%
Design & Manufacturing	(9.0)%	7.3%	13.0%	12.7%
Total	(0.7)%	10.3%	13.4%	19.9%
EBITDA % of Sales				
R&O	11.1%	10.1%	10.6%	11.1%
Design & Manufacturing	38.7%	40.0%	41.3%	39.8%
Total	19.7%	20.1%	21.1%	21.6%

(% change based on actual whole numbers)

DUNLOP STANDARD AEROSPACE HOLDINGS plc
Condensed Consolidated Balance Sheets
(Unaudited)
(Amounts in millions of £'s)

	March 31 2002	**March 31 2001**	**December 31, 2001**	**December 31, 2000**
Cash	£15.5	£24.2	£40.6	£37.2
Total receivables / prepaids	118.5	134.2	102.2	113.5
Deferred costs–free of charge shipsets	23.9	18.0	23.1	18.7
Inventories	70.2	71.0	68.5	64.5
Total current assets	228.1	247.4	234.4	233.9
Property, plant and equipment	183.6	165.9	174.7	159.2
Goodwill	326.6	327.8	325.1	321.5
Deferred development costs	14.4	17.3	14.6	16.0
Deferred cost – licenses	16.1	9.3	16.0	8.9
Total assets	**£768.8**	**£767.7**	**£764.8**	**£739.5**
Accounts payable	£66.7	£78.2	£59.3	£64.9
Accrued expenses and other	30.2	28.4	23.9	44.3
Current portion of long-term debt	24.6	21.7	54.4	19.4
Income taxes payable	7.6	7.6	8.9	4.4
Deferred taxes / provisions	28.1	31.6	30.5	25.0
Total liabilities	157.2	167.5	177.0	158.0
Long term debt – net	390.7	399.4	371.1	385.6
Share capital	160.0	160.0	160.0	160.0
Retained earnings	60.9	40.8	56.7	35.9
Total liabilities and equity	**£768.8**	**£767.7**	**£764.8**	**£739.5**